                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                                   SINA.com
--------------------------------------------------------------------------------
                               (Name of Issuer)


                  Ordinary Shares, par value $0.133 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  G81477 10 4
        ---------------------------------------------------------------
                                (CUSIP Number)

                               Scott D. Clemens
                               Baker & McKenzie
                          14th Floor, Hutchison House
           10 Harcourt Road, Hong Kong Special Administrative Region
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 11, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G81477 10 4
         -----------------

------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (Entities Only).

      Sun Stone Media Group limited
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             9,476,524
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          9,476,524

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      9,476,524
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented by Amount In Row (11)
13
      20.7%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. G81477 10 4
         -----------------

------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (Entities Only).

      Fastep Limited
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             9,476,524
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                           9,476,524
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      9,476,524
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented by Amount In Row (11)
13
      20.7%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. G81477 10 4
         -----------------

------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (Entities Only).

      Stone Electronic Technology Limited
------------------------------------------------------------------------------
      Check The Appropriate Box If A Member Of A Group (See Instructions)
 2                                                              (A) [_]
                                                                (B) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source Of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) Or 2(e)
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      Hong Kong Special Administrative Region
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number Of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             9,476,524
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          9,476,524

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

       9,476,524
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)
------------------------------------------------------------------------------
      Percent Of Class Represented By Amount In Row (11)
13
      20.7%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. G81477 10 4
         -----------------

------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (Entities Only).

      Best Universe Group Limited
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (A) [_]
                                                                (B) [X]
------------------------------------------------------------------------------
      Sec Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) Or 2(e)
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number Of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned By             9,476,524
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          9,476,524
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned By Each Reporting Person
11

      9,476,524
------------------------------------------------------------------------------
      Check If The Aggregate Amount In Row (11) Excludes Certain Shares
12
      (See Instructions)
------------------------------------------------------------------------------

      Percent Of Class Represented By Amount In Row (11)
13
      20.7%
------------------------------------------------------------------------------

      Type of Reporting Person (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. G81477 10 4
         -----------------

------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (Entities Only).

      Stone Group Corporation
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (A) [_]
                                                                (B) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) Or 2(e)
 5
------------------------------------------------------------------------------
      Citizenship or Place Of organization
 6
      People's Republic of China
------------------------------------------------------------------------------

                          Sole Voting Power
                     7
     Number Of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned By             9,476,524
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          9,476,524
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      9,476,524
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)
------------------------------------------------------------------------------
      Percent Of Class Represented By Amount In Row (11)
13
      20.7%
------------------------------------------------------------------------------
      Type Of Reporting Person (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. G81477 10 4
         -----------------

------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (Entities Only).

      Yang Lan
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (A) [_]
                                                                (B) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) Or 2(e)
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      People's Republic of China
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number Of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             9,476,524
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          9,476,524
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      9,476,524
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented By Amount In Row (11)
13
      20.7%
------------------------------------------------------------------------------
      Type Of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

Item 1. Security and Issuer

This statement relates to the Ordinary Shares, par value $0.133 per share (the "Ordinary Shares") of SINA.com, a Cayman Islands company ("SINA" or the "Company"). The principal executive offices of the Company are located at Vicwood Plaza, Rooms 1801-4, 18th Floor, 199 Des Voeux Road, Central, Hong Kong Special Administrative Region.

Item 2. Identity and Background

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D on behalf of Sun Stone Media Group Limited, a British Virgin Islands company ("SSMG"), Fastep Limited, a British Virgin Islands company ("Fastep"), Stone Electronic Technology Limited, a Hong Kong company ("Stone Electronic"), Best Universe Group Limited, a British Virgin Islands company ("Best Universe"), Stone Group Corporation, a collectively-owned enterprise established in the People's Republic of China ("Stone Group") and Yang Lan, a citizen of the People's Republic of China ("Ms. Lan") (each a "Reporting Person" and collectively, the "Reporting Persons").

SSMG

     (a)   Name: Sun Stone Media Group Limited
     (b) Address of Principal Place of Business and Office: 11F/A1110, Hanwei Plaza, No. 7, Guanghua Road, Beijing, People's Republic of China
     (c)   Principal Business: Investment holding
     (d)   Place of Organization: British Virgin Islands

Officers and Directors: See Exhibit A attached hereto, which is incorporated herein by reference with respect to each executive officer and director of SSMG.

During the last five years, neither SSMG nor, to the best knowledge of SSMG, any of the persons listed in Exhibit A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which SSMG or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FASTEP

     (a)   Name:  Fastep Limited
     (b) Address of Principal Place of Business and Office: Room 6101, The Center, 99 Queen's road, Central, Hong Kong Special Administrative Region
     (c)   Principal Business: Investment holding
     (d)   Place of Organization: British Virgin Islands

Officers and Directors: See Exhibit B attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Fastep.

During the last five years, neither Fastep nor, to the best knowledge of Fastep, any of the persons listed in Exhibit B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Fastep or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

STONE ELECTRONIC

     (a)   Name:  Stone Electronic Technology Limited
     (b) Address of Principal Place of Business and Office: 27th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong Special Administrative Region
     (c)   Principal Business: Investment holding
     (d)   Place of Organization: Hong Kong Special Administrative Region

Officers and Directors: See Exhibit C attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Stone Electronic.

During the last five years, neither Stone Electronic nor, to the best knowledge of Stone Electronic, any of the persons listed in Exhibit C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Stone Electronic or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BEST UNIVERSE

     (a)   Name:  Best Universe Group Limited
     (b) Address of Principal Place of Business and Office: No. 387, Yong Jia Road, Shanghai 200031, People's Republic of China
     (c)   Principal Business: Investment holding
     (d)   Place of Organization: British Virgin Islands

Officers and Directors: See Exhibit D attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Best Universe.

During the last five years, neither Best Universe nor, to the best knowledge of Best Universe, any of the persons listed in Exhibit D hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Best Universe or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

STONE GROUP

     (a)   Name:  Stone Group Corporation
     (b) Address of Principal Place of Business and Office: No. 2 Haidian Road, Zhongguancun, Beijing 10080, People's Republic of China
     (c)   Principal Business: Technology business and investment holding
     (d)   Place of Organization:  People's Republic of China

Officers and Directors: See Exhibit E attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Stone Group.

During the last five years, neither Stone Group nor, to the best knowledge of Stone Group, any of the persons listed in Exhibit E hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Stone Group or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MS. LAN

     (a)   Name:  Yang Lan
     (b) Business Address: No. 387, Yong Jia Road, Shanghai 200031, People's Republic of China
     (c) Principal Occupation: Director and Chairman of Sun Television Cybernetworks Holdings Limited
     (d)   Citizenship:  People's Republic of China

During the last five years, Ms. Lan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Lan was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

Stone Electronic has formed a new entity Fastep as the holding company for SSMG, a newly formed entity owned 100% by Fastep. On November 13, 2001, affiliates of Stone Group (the "Stone Entities") transferred 4,883,580 Ordinary Shares to SSMG. Of the Ordinary Shares transferred, the Stone Entities (i) acquired 1,820,493 Ordinary Shares as a result of a distribution to shareholders upon the dissolution of Brilliant Future Group in September 1999, (ii) purchased 628,301 Ordinary Shares from Everbuilt Investments Limited, an unrelated entity, in November 1999 (iii) acquired 1,392,286 Ordinary Shares from Beijing Stone Electronic Technology Limited, an affiliate, in December 2000, and (iv) purchased 1,042,500 Ordinary Shares from the open market in June and August 2001.

On November 11, 2001, Best Universe and Fastep entered into an agreement whereby Best Universe will contribute 4,592,944 Ordinary Shares and procure Ms. Lan to transfer the right to receive up to 3,280,674 Ordinary Shares through March 31, 2003, based upon certain performance objectives of Sun Television Cybernetworks Holdings Limited (the "Earnout Right"), or such shares upon their issuance (the "Earnout Shares") to Fastep for a 49% ownership interest in Fastep. Upon acquisition, Fastep will transfer the 4,592,944 Ordinary Shares and the Earnout Right or the Earnout Shares, as the case may be, to SSMG. Best Universe and Ms. Lan acquired the 4,592,944 Ordinary Shares and the Earnout Right, respectively, from the Company in September 2001.

Item 4.       Purpose of Transaction

Messrs. Yongji Duan and Bruno Wu are currently directors of SINA. Mr. Wu has served as the Co-Chairman of SINA since September 2001. Mr. Duan is a director of SSMG, Fastep, Stone Electronic and Stone Group, each a Reporting Person. Upon the completion of the transaction between Best Universe and Fastep as set forth in Item 3, Mr. Wu will become a director of SSMG and Fastep, each a Reporting Person. In addition, Mr. Wu's spouse, Ms. Lan, and a company owned 100% by Ms. Lan, Best Universe, are Reporting Persons.

The Reporting Persons desire to designate a majority of the SINA Board of Directors with a view toward influencing the business affairs of SINA in a manner they believe will maximize shareholder values. To accomplish this objective and subject to compliance with applicable laws, the Reporting Persons may acquire additional Ordinary Shares (subject to availability of Ordinary Shares at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, and use such additional ownership to influence the voting of the election of members of the Board of Directors. In addition and subject to compliance with applicable laws, the Reporting Persons may contact SINA, certain members of the SINA Board of Directors, SINA shareholders or other persons interested in SINA for purposes of determining the most appropriate manner to obtain additional representation on the SINA Board of Directors. Such contacts may include, but are not limited to, the submission of proposals at any annual general meeting or extraordinary general meeting of SINA to appoint designees of the Reporting Persons to the SINA Board of Directors and amendments to eliminate certain provisions in the SINA Articles of Association that could impede the ability of the Reporting Persons to appoint a majority of the SINA Board of Directors. The Reporting Persons may also elect to nominate their designees to the SINA Board of Directors and solicit proxies directly from the SINA shareholders for such candidates and in opposition to candidates selected by SINA.

In addition, the Reporting Persons intend to review their investment in SINA on a continuing basis and, depending on various factors, including SINA's business, affairs and financial position, other developments concerning SINA, the price level of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in SINA as they deem appropriate in light of the circumstances existing from time to time. These actions could include discontinuing their efforts at any time to seek the ability to designate a majority of the SINA Board of Directors. While it is not the present intention of the Reporting Persons to do so, the Reporting Persons reserve the right to dispose of some or all of their Ordinary Shares in the open market or in privately negotiated transactions to one or more purchasers, or otherwise depending upon the course of action that the Reporting Persons pursue, market conditions and other factors.

Except as set forth above, as of the date of this Statement none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.       Interest in Securities of the Issuer

(a) and (b) The percentages calculated in this Item 5 are based upon 45,875,794 Ordinary Shares outstanding as of October 31, 2001, as stated in the Company's report on Form 10-Q filed on November 14, 2001.

SSMG

Upon completion of the transaction between Best Universe and Fastep as set forth in Item 3 and Fastep's subsequent transfer of such shares to SSMG, SSMG will directly beneficially own 9,476,524 Ordinary Shares. The following information is being provided as of such time with respect to SSMG's beneficial ownership of the Ordinary Shares.

     (a)   Amount Beneficially Owned:  9,476,524
     (b)   Percent of Class:  20.7%
     (c)   Number of shares as to which such person has:
               (i)     sole power to vote or to direct the vote:  0
               (ii)    shared power to vote or to direct the vote:  9,476,524
               (iii)   sole power to dispose or to direct the disposition of:  0
               (iv)    shared power to dispose or to direct the disposition of:
                       9,476,524

FASTEP

Fastep owns 100% of the equity of SSMG and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

     (a)   Amount Beneficially Owned:  9,476,524
     (b)   Percent of Class:  20.7%
     (c)   Number of shares as to which such person has:
               (i)     sole power to vote or to direct the vote:  0

               (ii)    shared power to vote or to direct the vote:  9,476,524
               (iii)   sole power to dispose or to direct the disposition of:  0
               (iv)    shared power to dispose or to direct the disposition of:
                       9,476,524

STONE ELECTRONIC

Upon completion of the transaction between Best Universe and Fastep as set forth in Item 3, Stone Electronic will own 51% of the equity of Fastep and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

     (a)   Amount Beneficially Owned:  9,476,524
     (b)   Percent of Class:  20.7%
     (c)   Number of shares as to which such person has:
               (i)      sole power to vote or to direct the vote:  0
               (ii)     shared power to vote or to direct the vote:  9,476,524
               (iii)    sole power to dispose or to direct the disposition of: 0
               (iv)     shared power to dispose or to direct the disposition of:
                        9,476,524

BEST UNIVERSE

Upon completion of the transaction between Best Universe and Fastep as set forth in Item 3, Best Universe will own 49% of the equity of Fastep and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

     (a)   Amount Beneficially Owned:  9,476,524
     (b)   Percent of Class:  20.7%
     (c)   Number of shares as to which such person has:
               (i)     sole power to vote or to direct the vote:  0
               (ii)    shared power to vote or to direct the vote:  9,476,524
               (iii)   sole power to dispose or to direct the disposition of:  0
               (iv)    shared power to dispose or to direct the disposition of:
                       9,476,524

STONE GROUP

Stone Group owns 100% of the equity of Wise Expand Development Limited, a Hong Kong company, which in turn, directly owns approximately 7.62% of the equity of Stone Electronic, and 49% of the equity of Beijing Stone Investment Company Limited, a limited liability company established in the People's Republic of China, which in turn, directly owns approximately 33.97% of the equity of Stone Electronic and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

     (a)   Amount Beneficially Owned:  9,476,524
     (b)   Percent of Class:  20.7%
     (c)   Number of shares as to which such person has:
               (i)     sole power to vote or to direct the vote:  0
               (ii)    shared power to vote or to direct the vote:  9,476,524
               (iii)   sole power to dispose or to direct the disposition of:  0
               (iv)    shared power to dispose or to direct the disposition of:
                       9,476,524

MS. LAN

Ms. Lan owns 100% of the equity of Best Universe and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

     (a)   Amount Beneficially Owned:  9,476,524
     (b)   Percent of Class:  20.7%
     (c)   Number of shares as to which such person has:
               (i)     sole power to vote or to direct the vote:  0
               (ii)    shared power to vote or to direct the vote:  9,476,524
               (iii)   sole power to dispose or to direct the disposition of:  0

               (iv)    shared power to dispose or to direct the disposition of:
                       9,476,524

By reason of their relationship, Fastep, Stone Electronic, Best Universe, Stone Group and Ms. Lan may be deemed to share voting and dispositive power with respect to Ordinary Shares owned by SSMG.

To the best knowledge of SSMG, Fastep, Stone Electronic, Best Universe and Stone Group, none of the persons listed in Exhibits, A, B, C, D and E, respectively, beneficially owns any securities of the Company except as set forth below:

MR. YONGJI DUAN

Mr. Yongji Duan holds options to purchase 112,500 Ordinary Shares that are exercisable within sixty days.

     (a)   Amount Beneficially Owned:  112,500
     (b)   Percent of Class:  0.2%
     (c)   Number of shares as to which such person has:
               (i)     sole power to vote or to direct the vote:  112,500
               (ii)    shared power to vote or to direct the vote:  0
               (iii)   sole power to dispose or to direct the disposition of:
                       112,500
               (iv)    shared power to dispose or to direct the disposition of:
                       0

MR. BRUNO WU

Mr. Bruno Wu holds options to purchase 37,500 Ordinary Shares that are exercisable within sixty days.

     (a)   Amount Beneficially Owned:  37,500
     (b)   Percent of Class:  0.1%
     (c)   Number of shares as to which such person has:
               (i)     sole power to vote or to direct the vote:  37,500
               (ii)    shared power to vote or to direct the vote:  0
               (iii)   sole power to dispose or to direct the disposition of:
                       37,500
               (iv)    shared power to dispose or to direct the disposition of:
                       0

(c)

On September 28, 2001, Best Universe acquired 4,592,944 Ordinary Shares and Ms. Lan acquired the Earnout Right and certain other assets from the Company as consideration for the transfer by Ms. Lan of 2,028,122,000 shares of Sun Cybernetworks Holdings Limited, representing approximately 29% of its outstanding shares, to the Company.

On September 28, 2001, Mr. Bruno Wu acquired options to purchase 37,500 Ordinary Shares from the Company for his services as a director of the Company. The options are exercisable immediately at a price per share of $1.09.

On November 11, 2001, Best Universe and Fastep entered into an agreement whereby Best Universe will contribute 4,592,944 Ordinary Shares and procure Ms. Lan to transfer the Earnout Right or the Earnout Shares, as the case may be, to Fastep for a 49% ownership interest in Fastep. Upon acquisition, Fastep will transfer the 4,592,944 Ordinary Shares and the Earnout Right or the Earnout Shares, as the case may be, to SSMG.

On November 13, 2001, the Stone Entities transferred 4,883,580 Ordinary Shares as follows:

    (a) 628,301 Ordinary Shares and certain other assets from Springbend Holdings Limited to Beta-One Enterprise Limited as consideration for the transfer of HK $12,176,293 in accounts receivable to Stone Group;
    (b) 628,301 Ordinary Shares from Beta-One Enterprise Limited to SSMG without consideration;
    (c) 1,392,286 Ordinary Shares from Soaring High Investments Limited to SSMG without consideration; and
    (d) 2,862,993 Ordinary Shares from Stone Electronic to SSMG without consideration.

To the best knowledge of the Reporting Persons, and except as described in Item 5(c) herein, none of the Reporting Persons or, to the best knowledge of SSMG, Fastep, Stone Electronic, Best Universe and Stone Group, any person named in Exhibit A, B, C, D or E, respectively, has effected any transactions in the Company's Ordinary Shares during the period which commenced sixty days prior to the date of the event which triggered the filing of this Statement and ends on the date of the filing of this Statement.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to that certain Deed of Undertaking to be executed by Ms. Lan at completion of the transfer of 4,592,944 Ordinary Shares from Best Universe to Fastep as set forth in Item 3, Ms. Lan has agreed to transfer the Earnout Right or the Earnout Shares, as the case may be, to Fastep or such other party as nominated by Fastep.

To the best knowledge of the Reporting Persons, and except as described in Item 6 herein, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company.

Item 7.       Material to Be Filed as Exhibits

Exhibit and Description

Exhibit A - Executive Officers and Directors of SSMG.

Exhibit B - Executive Officers and Directors of Fastep.

Exhibit C - Executive Officers and Directors of Stone Electronic.

Exhibit D - Executive Officers and Directors of Best Universe.

Exhibit E - Executive Officers and Directors of Stone Group.

Exhibit F - Consent to filing of 13D pursuant to Rule 13d-1(k) of the Act.

                                  Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 16, 2001

Sun Stone Media Group Limited

By: /s/ Yongji Duan
Name: Yongji Duan
Title: Director

Fastep Limited

By: /s/ Yongji Duan
Name: Yongji Duan
Title: Director

Stone Electronic Technology Limited

By: /s/ Yongji Duan
Name: Yongji Duan
Title: Director

Best Universe Group Limited

By: /s/ Yang Lan
Name: Yang Lan
Title: Director

Stone Group Corporation

By: /s/ Yongji Duan
Name: Yongji Duan
Title: Director

Yang Lan

/s/ Yang Lan

                                   EXHIBIT A


       Executive Officers and Directors of Sun Stone Media Group Limited

Set forth below are the names, titles, citizenship, principal occupations and business addresses of the executive officers and directors of Sun Stone Media Group Limited.

* To be elected upon completion of the transaction between Best Universe Group Limited and Fastep Limited as set forth in Item 3.

Name, Title and Citizenship        Principal Occupation and Business Address

Mr. Xiaotao Chen                   Director and President
Director and President             Stone Electronic Technology Limited
People's Republic of China         27th Floor, K. Wah Centre
                                   191 Java Road
                                   North Point
                                   Hong Kong Special Administrative Region

Mr. Yongji Duan                    Chief Executive Officer
Director and Chairman              Beijing Centergate Technologies Limited
People's Republic of China         Room 604, Tower A
                                   Beijing Centergate Technology Development Building
                                   Zhongguancun South Avenue 32
                                   Haidian District
                                   Beijing
                                   People's Republic of China

Ms. Yang Lan*                      Director and Chairman
Director                           Sun Television Cybernetworks Holdings Limited
People's Republic of China         No. 387
                                   Yong Jia Road
                                   Shanghai 200031
                                   People's Republic of China

Mr. Bruno Wu*                      Director and Co-Chairman
Director                           SINA.com
United States of America           Vicwood Plaza
                                   Rooms 1801-4
                                   18th Floor
                                   199 Des Voeux Road
                                   Central
                                   Hong Kong Special Administrative Region

Mr. Andrew Y. Yan*                 President and Executive MD
Director                           Soft Bank
United States of America           Suite 2116-2118
                                   Two Pacific Place
                                   88 Queensway
                                   Hong Kong Special Administrative Region

Mr. Jian Ping Yin*                 President
Director                           ChinaCast Co., Ltd.
People's Republic of China         15th Floor
                                   China Merchants Tower
                                   No. 2 Dong Huan Nan Lu
                                   Chao Yang District
                                   Beijing
                                   People's Republic of China

                                   EXHIBIT B


              Executive Officers and Directors of Fastep Limited

Set forth below are the names, titles, citizenship, principal occupations and business addresses of the executive officers and directors of Fastep Limited.


* To be elected upon completion of the transaction between Best Universe Group Limited and Fastep Limited as set forth in Item 3.

Name, Title and Citizenship        Principal Occupation and Business Address

Mr. Xiaotao Chen                   Director and President
Director                           Stone Electronic Technology Limited
People's Republic of China         27th Floor, K. Wah Centre
                                   191 Java Road
                                   North Point
                                   Hong Kong Special Administrative Region

Mr. Yongji Duan                    Chief Executive Officer
Director                           Beijing Centergate Technologies Limited
People's Republic of China         Room 604, Tower A
                                   Beijing Centergate Technology Development Building
                                   Zhongguancun South Avenue 32
                                   Haidian District
                                   Beijing
                                   People's Republic of China

Ms. Yang Lan*                      Director and Chairman
Director                           Sun Television Cybernetworks Holdings Limited
People's Republic of China         No. 387
                                   Yong Jia Road
                                   Shanghai 200031
                                   People's Republic of China

Mr. Bruno Wu*                      Director and Co-Chairman
Director                           SINA.com
United States of America           Vicwood Plaza
                                   Rooms 1801-4
                                   18th Floor
                                   199 Des Voeux Road
                                   Central
                                   Hong Kong Special Administrative Region

Mr. Andrew Y. Yan*                 President and Executive MD
Director                           Soft Bank
United States of America           Suite 2116-2118
                                   Two Pacific Place
                                   88 Queensway
                                   Hong Kong Special Administrative Region

Mr. Jian Ping Yin*                 President
Director                           ChinaCast Co., Ltd.
People's Republic of China         15th Floor
                                   China Merchants Tower
                                   No. 2 Dong Huan Nan Lu
                                   Chao Yang District
                                   Beijing
                                   People's Republic of China

                                   EXHIBIT C


    Executive Officers and Directors of Stone Electronic Technology Limited

Set forth below are the names, titles, citizenship, principal occupations and business addresses of the executive officers and directors of Stone Electronic Technology Limited.

Name, Title and Citizenship                  Principal Occupation and Business Address

Mr. Xiaotao Chen                             Director and President
Director and President                       Stone Electronic Technology Limited
People's Republic of China                   27th Floor, K. Wah Centre
                                             191 Java Road
                                             North Point
                                             Hong Kong Special Administrative Region

Mr. Yongji Duan                              Chief Executive Officer
Director                                     Beijing Centergate Technologies Limited
People's Republic of China                   Room 604, Tower A
                                             Beijing Centergate Technology Development Building
                                             Zhongguancun South Avenue 32
                                             Haidian District
                                             Beijing
                                             People's Republic of China

Mr. Wenjun Li                                Director
Director                                     Stone Electronic Technology Limited
People's Republic of China                   27th Floor, K. Wah Centre
                                             191 Java Road
                                             North Point
                                             Hong Kong Special Administrative Region

Mr. Hong Ru Liu                              Executive Vice Chairman
Director                                     Sub-Committee of Economy National Committee of
People's Political of China                  Chinese People's Republic Consultative Conference
                                             Jin Yang Plaza
                                             16 Jin Rong Street
                                             Xi Cheng District
                                             Beijing 100032
                                             People's Republic of China

Mr. Patrick Ng                               Chief Financial Officer
Chief Financial Officer                      Stone Electronic Technology Limited
Hong Kong Special Administrative Region      27th Floor, K. Wah Centre
                                             191 Java Road
                                             North Point
                                             Hong Kong Special Administrative Region

Mr. Guojun Shen                              Director
Director and Chairman                        Stone Group Corporation
People's Republic of China                   No. 2 Haidian Road
                                             Zhongguancun, Beijing 10080
                                             People's Republic of China

Mr. Andrew Y. Yan*                           President and Executive MD
Director                                     Soft Bank
United States of America                     Suite 2116-2118
                                             Two Pacific Place
                                             88 Queensway
                                             Hong Kong Special Administrative Region

Mr. Xiduo Zhu                                Director and President
Director                                     Stone Group Corporation
People's Republic of China                   No. 2 Haidian Road
                                             Zhongguancun, Beijing 10080
                                             People's Republic of China

                                   EXHIBIT D


        Executive Officers and Directors of Best Universe Group Limited

Set forth below are the names, titles, citizenship, principal occupations and business addresses of the executive officers and directors of Best Universe Group Limited.


Name, Title and Citizenship        Principal Occupation and Business Address

Ms. Yang Lan                       Director and Chairman
Director and Chairman              Sun Television Cybernetworks Holdings Limited
People's Republic of China         No. 387
                                   Yong Jia Road
                                   Shanghai 200031
                                   People's Republic of China

                                   EXHIBIT E


          Executive Officers and Directors of Stone Group Corporation

Set forth below are the names, titles, citizenship, principal occupations and business addresses of the executive officers and directors of Stone Group Corporation.

Name, Title and Citizenship            Principal Occupation and Business Address

Mr. Zhong Chun                         Director
Director                               Stone Group Corporation
People's Republic of China             No. 2 Haidian Road
                                       Zhongguancun, Beijing 10080
                                       People's Republic of China

Mr. Yongji Duan                        Chief Executive Officer
Director and Chairman                  Beijing Centergate Technologies Limited
People's Republic of China             Room 604, Tower A
                                       Beijing Centergate Technology Development Building
                                       Zhongguancun South Avenue 32
                                       Haidian District
                                       Beijing
                                       People's Republic of China

Mr. Wenjun Li                          Director
Director and Vice-Chairman             Stone Electronic Technology Limited
People's Republic of China             27th Floor, K. Wah Centre
                                       191 Java Road
                                       North Point
                                       Hong Kong Special Administrative Region

Ms. Jufen Liu                          Director
Director                               Stone Group Corporation
People's Republic of China             No. 2 Haidian Road
                                       Zhongguancun, Beijing 10080
                                       People's Republic of China

Mr. Chu Ming Ma                        Director and Vice-Chairman
Director and Vice-Chairman             Stone Group Corporation
People's Republic of China             No. 2 Haidian Road
                                       Zhongguancun, Beijing 10080
                                       People's Republic of China

Mr. Guojun Shen                        Director
Director                               Stone Group Corporation
People's Republic of China             No. 2 Haidian Road
                                       Zhongguancun, Beijing 10080
                                       People's Republic of China

Mr. Yugian Wang                        Director
Director                               Stone Group Corporation
People's Republic of China             No. 2 Haidian Road
                                       Zhongguancun, Beijing 10080
                                       People's Republic of China


Mr. Xiduo Zhu                          Director and President
Director and President                 Stone Group Corporation
People's Republic of China             No. 2 Haidian Road
                                       Zhongguancun, Beijing 10080
                                       People's Republic of China

                                   EXHIBIT F


                    Consent to Joint Filing of Schedule 13D

Pursuant to Rule 13d-1(k)(1)(iii) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of them.



Dated: November 16, 2001

Sun Stone Media Group Limited

By: /s/ Yongji Duan
Name: Yongji Duan
Title: Director

Fastep Limited

By: /s/ Yongji Duan
Name: Yongji Duan
Title: Director

Stone Electronic Technology Limited

By: /s/ Yongji Duan
Name: Yongji Duan
Title: Director

Best Universe Group Limited

By: /s/ Yang Lan
Name: Yang Lan
Title: Director

Stone Group Corporation

By: /s/ Yongji Duan
Name: Yongji Duan
Title: Director

Yang Lan

/s/ Yang Lan